February 18, 2010

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E., Stop 4631

Washington, D.C.  20549

RE:         Ameriprise Financial, Inc.

Form 10-K for the year ended December 31, 2008

Schedule 14A filed on March 6, 2009

File No. 1-32525

Dear Mr. Decker:

We refer to the letter dated February 4, 2010 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K for Fiscal Year Ended December 31, 2008 (“2008 Form 10-K”) and Schedule 14A filed on March 6, 2009 for Ameriprise Financial, Inc. (the “Company”).

We have set forth in boldface type the text of the staff’s comments set forth in the aforementioned, followed by the Company’s response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Exhibit Index, page E-1

1.              We acknowledge your response to comment 12 in our letter dated December 23, 2009 with respect to the disclosure schedules contained in the credit agreement dated September 30, 2005. To the extent you enter into credit arrangements that require the filing of the agreements under Item 601(b)(10) of Regulation S~K, confirm your understanding that the filed agreement(s) should include all exhibits and disclosure schedules.

Company Response:

As to credit agreements that it enters into in the future and which are filed pursuant to Item 601(b)(10) of Regulation S-K, the Company confirms its understanding that such filings should include all exhibits and disclosure schedules.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 6, 2009

Compensation Discussion and Analysis, page 29

How and Why The Committee Determined Our Named Executive Officers’ Compensation for 2008, page 34

Performance Assessment, page 35

2.              We note your response to comment 14 in our letter dated December 23, 2009.  We also note your disclosure that no one factor, by itself, was material to the committee’s assessment of a named executive officer’s performance or to the total incentive award for 2008. However, Item 402(b)(1)(v) of Regulation S-K requires that you provide investors with an understanding of how you derive amounts paid under each element of compensation. Your approach of listing all of the performance factors and discussing the committee’s general considerations without providing an indication of how such considerations actually influenced payout determinations does not provide investors with meaningful insight into how you translate qualitative inputs into objective pay determinations. In future filings, we would expect to see appropriate analysis explaining how the list of performance factors, the views of your chief executive officer, and the competitive market data considered by the committee ultimately influenced specific payout decisions. Further, to the extent that considerations differ materially relative to individual named executive officers, please describe those considerations separately.

Company Response:

We are presently drafting the CD&A for inclusion in the Proxy Statement that we intend to file in March in connection with our 2010 Annual Meeting of Shareholders.  We intend to expand disclosure of the relationship between performance factors and pay-out determinations, consistent with the materiality of the factors discussed and our ability to describe the weight given to qualitative factors in making compensation decisions for the named executive officers.

For example, consistent with  the Staff’s comments, we intend to significantly expand the section of our CD&A captioned “Our Executive Compensation Program” to include a more detailed explanation of the process used by the Compensation and Benefits Committee to determine the total direct compensation of named executive officers, including:  the assessment of performance results; how the size of the total direct compensation pool is determined; how awards are allocated among the named executive officers; and how the compensation mix among base salary, the annual cash incentive, and the long-term incentive award is determined.  We believe that this expanded disclosure will allow investors to better understand the relationship among the market compensation data, the performance factors listed in the CD&A, and the compensation awarded to the named executive officers.

In addition, we intend to add a new section to the discussion of “How and Why The Committee Determined Our Named Executive Officers’ Compensation for 2009”.  This section will include a description of the total compensation pool for 2009 and the mix of awards from it.

*              *              *

If you have any questions or comments regarding the foregoing, please contact the undersigned at 612-671-0158.

Very truly yours,

/s/ William H. Rice II

William H. Rice II

Vice President and Group Counsel

cc:           James M. Cracchiolo, President and Chief Executive Officer

Walter S. Berman, Executive Vice President and Chief Financial Officer

Jeffrey Gordon

Lisa Haynes

Division of Corporation Finance

Securities and Exchange Commission